MODIFIED

                                  FORM U-13-60


                                 ANNUAL REPORT

                                 FOR THE PERIOD

             BEGINNING JANUARY 1, 1996 AND ENDING DECEMBER 31, 1996


                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                    HEC INC.

                          A SUBSIDIARY SERVICE COMPANY

                     DATE OF INCORPORATION:  JUNE 19, 1990

                        STATE UNDER WHICH INCORPORATED:

                       THE COMMONWEALTH OF MASSACHUSETTS

          LOCATION OF PRINCIPAL EXECUTIVE OFFICES OF REPORTING COMPANY

                                24 PRIME PARKWAY
                               NATICK, MA  01760

               REPORT FILED PURSUANT TO ORDER DATED JULY 27, 1990
                             IN FILE NUMBER 70-7698

   NAME, TITLE, AND ADDRESS OF OFFICER TO WHOM CORRESPONDENCE CONCERNING THIS
                          REPORT SHOULD BE ADDRESSED:

                           LINDA A. JENSEN, TREASURER
                                    HEC INC.
                                24 PRIME PARKWAY
                               NATICK, MA  01760

            NAME OF PRINCIPAL HOLDING COMPANY UNDER WHICH REPORTING
                             COMPANY IS ORGANIZED:

                              NORTHEAST UTILITIES





               INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60



     1.   NUMBER OF COPIES - EACH ANNUAL REPORT SHALL BE FILED IN DUPLICATE.
THE COMPANY SHOULD PREPARE AND RETAIN AT LEAST ONE EXTRA COPY FOR ITSELF IN CASE CORRESPONDENCE WITH REFERENCE TO THE REPORT BECOMES NECESSARY.

     2. DEFINITIONS - DEFINITIONS CONTAINED IN INSTRUCTION 01-8 TO THE UNIFORM SYSTEM OF ACCOUNTS FOR MUTUAL SERVICE COMPANIES AND SUBSIDIARY SERVICE COMPANIES, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED FEBRUARY 2, 1979 SHALL BE APPLICABLE TO WORDS OR TERMS USED SPECIFICALLY WITHIN THIS FORM U-13-60.

     3. ORGANIZATION CHART - THE COMPANY SHALL SUBMIT WITH EACH ANNUAL REPORT A COPY OF ITS CURRENT ORGANIZATION CHART.



                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                SCHEDULE OR             PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS           ACCT. NO.               NO.


    DESCRIPTION OF SYSTEM OF ACCOUNTING                                 3

COMPARATIVE BALANCE SHEET                       SCHEDULE I              4-5


    COMPANY PROPERTY                            SCHEDULE II             6
    ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF COMPANY PROPERTY         SCHEDULE III            7
    ACCOUNTS RECEIVABLE AND ACCOUNTS
       RECEIVABLE FROM ASSOCIATE COMPANIES      SCHEDULE V              8
    MISCELLANEOUS DEFERRED DEBITS               SCHEDULE IX             9
    PROPRIETARY CAPITAL                         SCHEDULE XI             10
    LONG-TERM DEBT                              SCHEDULE XII            11
    CURRENT AND ACCRUED LIABILITIES             SCHEDULE XIII           12
    NOTES TO FINANCIAL STATEMENTS               SCHEDULE XIV            13-14

COMPARATIVE INCOME STATEMENT                    SCHEDULE XV             15


    ANALYSIS OF BILLING
      - NON-ASSOCIATE COMPANIES                 ACCOUNT 458             16
    DEPARTMENTAL ANALYSIS OF SALARIES           ACCOUNT 920             17
    OUTSIDE SERVICES EMPLOYED                   ACCOUNT 923             18-19
    MISCELLANEOUS GENERAL EXPENSES              ACCOUNT 930.2           20
    RENTS                                       ACCOUNT 931             21
    TAXES OTHER THAN INCOME TAXES               ACCOUNT 408             22
    NOTES TO STATEMENT OF INCOME                SCHEDULE XVIII          23
      (INCLUDED ABOVE)

ORGANIZATION CHART                                                      24


ANNUAL REPORT OF:  HEC INC.
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996


DESCRIPTION OF THE SYSTEM OF ACCOUNTING EMPLOYED BY HEC INC.:

HEC INC. MAINTAINS ITS ACCOUNTING BOOKS AND RECORDS ON A COMPUTER NETWORK USING A GENERAL LEDGER SOFTWARE PACKAGE DEVELOPED BY BST CONSULTANTS. THE CHART OF ACCOUNTS IS A STANDARD SET DEVELOPED FOR ARCHITECTURAL AND ENGINEERING FIRMS. REVENUES AND EXPENSES ARE RECORDED ON AN ACCRUAL BASIS. A MORE DETAILED DESCRIPTION OF HEC'S ACCOUNTING POLICIES CAN BE FOUND IN THE NOTES TO THE FINANCIAL STATEMENTS.







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1996 and 1995
------------------------------------------------------------- ------------ ------------
ACCOUNT      ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
------------------------------------------------------------- ------------ ------------
                                                                  1996         1995
       COMPANY PROPERTY
101    Company property (Schedule II)                        $  3,947,718 $  3,931,200
107    Construction work in progress (Schedule II)                      0            0
                                                              ------------ ------------
       Total Property                                           3,947,718    3,931,200
                                                              ------------ ------------
108    Less accumulated provision for depreciation and
       amortization of company property (Schedule III)          2,129,027    1,824,127
                                                              ------------ ------------
       Net Company Property                                     1,818,691    2,107,073
                                                              ------------ ------------
       INVESTMENTS
123    Investments in associate companies (Schedule IV)                 0            0
124    Other Investments (Schedule IV)                                  0            0
                                                              ------------ ------------
       Total Investments                                                0            0
                                                              ------------ ------------
       CURRENT AND ACCRUED ASSETS
131    Cash                                                     1,057,329    1,320,449
134    Special deposits
135    Working funds                                                1,800        1,600
136    Temporary cash investments (Schedule IV)
141    Notes receivable
143    Accounts receivable (Schedule V)                         4,936,550    5,621,761
144    Accumulated provision of uncollectible accounts
145    Notes receivable from associate companies
146    Accounts receivable for associate companies (Schedule V    388,930      933,039
152    Fuel stock expenses undistributed
154    Materials and supplies                                      62,734            0
163    Stores expense undistributed
165    Prepayments                                                101,368      173,107
174    Miscellaneous current and accrued assets
                                                              ------------ ------------
       Total Current and Accrued Assets                         6,548,711    8,049,956
                                                              ------------ ------------
       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Miscellaneous deferred debits (Schedule IX)              2,808,452      975,191
188    Research, development, or demonstration expenditures             0            0
190    Accumulated deferred income taxes                                0          298
                                                              ------------ ------------
       Total Deferred Debits                                    2,808,452      975,489
                                                              ------------ ------------
       TOTAL ASSETS AND OTHER DEBITS                         $ 11,175,854 $ 11,132,518
                                                              ============ ============









ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1996 and 1995
------------------------------------------------------------- ------------ ------------
ACCOUNT      LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
------------------------------------------------------------- ------------ ------------
                                                                  1996         1995
       PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                     $        100 $        100
211    Miscellaneous paid-in capital (Schedule XI)              3,999,915    3,991,845
215    Appropriated Retained Earnings (Schedule XI)                     0            0
216    Unappropriated Retained Earnings (Schedule XI)            (195,727)    (613,296)
                                                              ------------ ------------
       Total Proprietary Capital                                3,804,288    3,378,649
                                                              ------------ ------------
       LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)                 0            0
224    Other long-term debt (Schedule XII)                        250,000      100,000
225    Unamortized premium on long-term debt                            0            0
226    Unamortized discount on long-term debt                           0            0
                                                              ------------ ------------
       Total Long Term Debt                                       250,000      100,000
                                                              ------------ ------------
       CURRENT AND ACCRUED LIABILITIES
231    Notes Payable
232    Accounts Payable                                         4,785,171    4,992,582
233    Notes payable to associate co's (Schedule XIII)            475,000    1,675,000
234    Accounts payable to associate co's (Schedule XIII)          35,699      119,885
236    Taxes accrued                                               73,263     (140,693)
237    Interest Accrued
238    Dividends declared
241    Tax collections payable (Schedule XIII)                     34,860       49,626
242    Misc. current and accrued liabilities (Schedule XIII)    1,302,112      546,257
                                                              ------------ ------------
       Total Current and Accrued Liabilities                    6,706,105    7,242,657
                                                              ------------ ------------
       DEFERRED CREDITS
253    Other deferred credits
255    Accumulated deferred investment tax credits
                                                              ------------ ------------
       Total Deferred Credits                                           0            0
                                                              ------------ ------------
283    Accumulated Deferred Income Taxes                          415,461      411,212
                                                              ------------ ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $ 11,175,854 $ 11,132,518
                                                              ============ ============






ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Year Ended December 31, 1996

SCHEDULE II - COMPANY PROPERTY


                                      BALANCE AT                           BALANCE AT
                                       BEGINNING                  OTHER 1/    CLOSE
      DESCRIPTION                       OF YEAR  ADDITIONS  SALES  CHANGES   OF YEAR
--------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------
301   ORGANIZATION                       127,059         0        (111,405)    15,654

303   MISCELLANEOUS INTANGIBLE PLANT           0                                    0

304   LAND AND LAND RIGHTS                     0                                    0

305   STRUCTURES AND IMPROVEMENTS              0                                    0

306   LEASEHOLD IMPROVEMENTS              11,366         0                     11,366

307   EQUIPMENT 2/                             0                                    0

308   OFFICE FURNITURE & EQUIPMENT       936,157   136,006 (4,083)          1,068,080

309   AUTOMOBILES, OTHER VEHICLES         22,250         0 (4,000)             18,250
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT           0                                    0

311   OTHER COMPANY PROPERTY 3/        2,834,368                            2,834,368
                                      ------------------------------------------------
                              SUBTOTAL 3,931,200   136,006 (8,083)(111,405) 3,947,718
                                      ------------------------------------------------
107   CONSTRUCTION WORK IN                                                          0
      PROGRESS 4/
                                      ------------------------------------------------
                              TOTAL    3,931,200   136,006 (8,083)(111,405) 3,947,718
                                      ================================================


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
      HEC Inc. Organization Costs fully amortized during 1996.

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY
   SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE
   YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

3/ DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property - consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New
      England utility company.  HEC Inc.is paid based on the savings generated by by the fixtures over a specified period of time.  The equipment remains the property of HEC Inc. until the end of the life of the contract.

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS

      None








ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                     BALANCE AT  ADDITIONS             OTHER 1/    BALANCE
                                     BEGINNING  CHARGED TO             CHANGES     AT CLOSE
      DESCRIPTION                     OF YEAR  ACCT 403/404   SALES  ADD/(DEDUCT)  OF YEAR
---------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------
301   ORGANIZATION                     114,969        3,142             (111,380)      6,731

303   MISCELLANEOUS INTANGIBLE PLANT         0                                             0

304   LAND AND LAND RIGHTS                   0                                             0

305   STRUCTURES AND IMPROVEMENTS            0                                             0

306   LEASEHOLD IMPROVEMENTS             4,066        1,500                            5,566

307   EQUIPMENT 2/                           0                                             0

308   OFFICE FURNITURE & EQUIPMENT     566,744      127,862   (1,192)                693,414

309   AUTOMOBILES, OTHER VEHICLES       11,753        3,497   (1,200)                 14,050
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT         0                                             0

311   OTHER COMPANY PROPERTY 3/      1,126,595      282,671                        1,409,266
                                     --------------------------------------------------------
      TOTAL                          1,824,127      418,672   (2,392)   (111,380)  2,129,027
                                     ========================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      HEC Inc Organization Costs fully amortized in 1996

3/ AMORTIZATION OF ENCORE PROPERTY









ANNUAL REPORT OF HEC INC.
AND SUBSIDIAIRES

For the Twelve Months Ended December 31, 1996

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable and accounts receivable from each associate company.  Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.


                                                    BALANCE AT            BALANCE AT
                                                    BEGINNING                CLOSE
DESCRIPTION                                          OF YEAR                OF YEAR
-------------------------------------------------- ---------------------- -----------
Account
------

143   Accounts Receivable from clients            $  5,621,761           $ 4,936,550
                                                   ------------           -----------
TOTAL                                             $  5,621,761           $ 4,936,550
                                                   ============           ===========

146   Accounts Receivable from Associate Companies
        The Connecticut Light & Power Company     $    811,649           $   246,141
        Western Massachusetts Electric Company          91,591               121,550
         Public Service of New Hampshire                29,799                21,239
                                                   ------------           -----------
TOTAL                                             $    933,039           $   388,930
                                                   ============           ===========







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                      BALANCE AT           BALANCE AT
                                                      BEGINNING               CLOSE
DESCRIPTION                                            OF YEAR               OF YEAR
---------------------------------------------------- --------------------- -----------
Account
-------
186    Miscellaneous Deferred Debits
         Accrued Revenue for energy systems & design
         contracts, net                             $    957,691          $ 2,793,452
         West Virginia Legal Receivable                   17,500               15,000
                                                     ------------          -----------
TOTAL                                               $    975,191          $ 2,808,452
                                                     ============          ===========



</Table)







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

SCHEDULE XI - PROPRIETARY CAPITAL


                                        NUMBER OF PAR OR STATED OUTSTANDING        CLOSE OF
                                         SHARES       VALUE      NUMBER OF          PERIOD
 ACCT. CLASS OF STOCK                  AUTHORIZED   PER SHARE     SHARES         TOTAL AMOUNT
---------------------------------------------------------------------------------------------
  201  COMMON STOCK                        100                1     100                  100
---------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanations, disclosing the general nature of transactions which give rise to the
                reported amounts.

       DESCRIPTION                                                                  AMOUNT
---------------------------------------------------------------------------------------------
  211  Miscellaneous paid-in-capital                                               4,000,000

211.84 Currency Translation Adjustment                                                   (85)

  215  Appropriated Retained Earnings                                                None
                                                                                 ------------
       TOTAL                                                                       3,999,915
                                                                                 ============

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining for servicing nonassociates per the General
                Instructions of the Uniforn Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                       BALANCE AT   NET INCOME                    BALANCE AT
                                        BEGINNING       OR       DIVIDENDS          CLOSE
       DESCRIPTION                       OF YEAR       LOSS        PAID            OF YEAR
---------------------------------------------------------------------------------------------
  216  Unappropriated Retained Earnings  (613,296)      417,569          0          (195,727)
                                       ------------------------------------------------------
       TOTAL                             (613,296)      417,569          0          (195,727)
                                       ======================================================








ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Year Ended December 31, 1996

SCHEDULE XII

LONG-TERM DEBT


INSTRUCTIONS     Advances from associate companies should be reported separately for advances in notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  for Account 224 - - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.
------------------------------------------------ ---------- --------- --------- ---------- --------
                                                            BALANCE                        BALANCE
                 TERMS OF OBLIG.  DATE                         AT                             AT
                 CLASS & SERIES   OF    INTEREST   AMOUNT   BEGINNING           DEDUCTIONS  CLOSE
NAME OF CREDITOR  OF OBLIGATION MATURITY  RATE   AUTHORIZED  OF YEAR  ADDITIONS    (1)     OF YEAR
------------------------------------------------ ---------- --------- --------- ---------- --------

ACCOUNT 223 -                                   $          $         $         $          $
  ADVANCES FROM
  ASSOCIATE
  COMPANIES:

ACCOUNT 224 -

  OTHER
  LONG-TERM DEBT:
Arizona Public
 Service         Secured Note   12/31/00   8.04%   250,000   100,000                       100,000
                 1996 Secured
                  Notes         12/31/00   7.79%                       150,000             150,000

                                                 ---------- --------- --------- ---------- --------
                                                $  250,000 $ 100,000 $ 150,000 $        0 $250,000
                                                 ========== ========= ========= ========== ========


(1)  GIVE AN EXPLANATION OF DEDUCTIONS:







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

SCHEDULE XIII - CURRENT ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                associate company.  Give descriptions and amount of
                miscellaneous current and accrued liabilities.  Items
                less than $10,000 may be grouped, showing the number
                of items in each group.

                                               BALANCE AT          BALANCE AT
                                               BEGINNING              CLOSE
DESCRIPTION                                     OF YEAR              OF YEAR
---------------------------------------------  ------------------- -----------
Account
-------
233    NOTES PAYABLE TO ASSOCIATE COS.       $ 1,675,000          $   475,000
                                               ----------          -----------
TOTAL                                        $ 1,675,000          $   475,000
                                               ==========          ===========

234    ACCOUNTS PAYABLE TO ASSOCIATE COS.
       Northeast Utilities Service Company   $   119,885          $    35,699
                                               ----------          -----------
TOTAL                                        $   119,885          $    35,699
                                               ==========          ===========


241    TAX COLLECTIONS PAYABLE               $    49,626          $    34,860
                                               ----------          -----------
TOTAL                                        $    49,626          $    34,860
                                               ==========          ===========

242    MISCELLANEOUS CURRENT AND
       ACCRUED VENDOR LIABILITIES
       Accrued Audit Fee                     $    20,200          $    32,820
       Accrued Commissions                        38,872               10,639
       Accrued Incentive Expense                 226,564              234,326
       Accrued Accounts Payable                   35,193               15,020
       Accrued Lighting Maintenance               31,152               28,068
       Reserve for energy savings guarantee      104,000              104,000
       Deferred Compensation                      46,805               97,205
       Accrued West Virginia Legal Credit         17,500               15,000
       Subcontractor's Advances                        0              744,356
       Miscellaneous (7 items)                    25,970               20,678
                                               ----------          -----------
TOTAL                                        $   546,256          $ 1,302,112
                                               ==========          ===========







ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     THE SPACE BELOW IS PROVIDED FOR IMPORTANT NOTES REGARDING THE
                 FINANCIAL STATEMENTS OR ANY ACCOUNT THEREOF. FURNISH PARTICULARS AS TO ANY SIGNIFICANT CONTINGENT ASSETS OR LIABILITIES EXISTING AT THE END OF THE YEAR. NOTES RELATING TO FINANCIAL STATEMENTS SHOWN ELSEWHERE IN THIS REPORT MAY BE INDICATED HERE BY REFERENCE.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (A) GENERAL

     HEC INC. (THE "COMPANY"), A WHOLLY-OWNED SUBSIDIARY OF NORTHEAST UTILITIES ("NU"), PROVIDES DESIGN AND ENERGY SERVICES FOR ENGINEERING AND INSTALLATION OF ENERGY EFFICIENT EQUIPMENT. IN 1995, THE COMPANY ESTABLISHED A NEW SUBSIDIARY, SOUTHWEST HEC ENERGY SERVICES L.L.C. ("SOUTHWEST HEC"). SOUTHWEST HEC WAS ESTABLISHED TO PROVIDE ENERGY SERVICES IN THE SOUTHWESTERN UNITED STATES AND NORTHERN MEXICO. THE CONSOLIDATED STATEMENTS OF THE COMPANY INCLUDE THE ACCOUNTS OF SOUTHWEST HEC AND TWO WHOLLY-OWNED SUBSIDIARIES, HEC ENERGY CONSULTING CANADA INC. AND HEC INTERNATIONAL CORPORATION. SIGNIFICANT INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

     (B) REVENUE RECOGNITION
     REVENUES INCLUDE AMOUNTS EARNED UNDER CONTRACTS FOR THE DESIGN AND INSTALLATION OF ENERGY SYSTEMS AND THE REALIZATION OF ENERGY SAVINGS. CERTAIN REVENUES ARE RECOGNIZED BY THE PERCENTAGE-OF-COMPLETION METHOD AS WORK PROGRESSES FOR CONTRACTS IN PROCESS. OTHER REVENUES ARE RECOGNIZED AS SAVINGS ARE REALIZED BY CUSTOMERS. LOSSES ON CONTRACTS ARE FULLY RECOGNIZED IN THE PERIOD THEY BECOME ESTIMABLE. PARTICIPATION IN ENERGY SAVINGS FOR CERTAIN FIXED PERIODS SUBSEQUENT TO RECOVERY OF INSTALLED COST OF ENERGY SYSTEMS ARE RECOGNIZED IN THE PERIODS SUCH SAVINGS ARE ACHIEVED.

     (C)  DEPRECIATION

     DEPRECIATION AND AMORTIZATION ARE PROVIDED USING STRAIGHT-LINE METHODS OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.


     (D)  ORGANIZATION COSTS

     COSTS INCURRED TO ORGANIZE THE COMPANY AND ITS SUBSIDIARIES ARE CAPITALIZED AND AMORTIZED USING THE STRAIGHT LINE METHOD OVER A FIVE YEAR PERIOD. THE AMORTIZATION PERIODS BEGAN ON JULY 1, 1990 FOR THE COMPANY AND ON NOVEMBER 1, 1994 FOR HEC INTERNATIONAL CORPORATION AND HEC ENERGY CONSULTING CANADA, INC. AND ON JANUARY 1, 1996 FOR SOUTHWEST HEC ENERGY SERVICES LLC.

(2)  SHORT-TERM DEBT

     THE COMPANY IS A PARTICIPANT IN THE NORTHEAST UTILITIES SYSTEM MONEY POOL
     (POOL). AS A LIMITED PARTICIPANT, HEC IS LIMITED TO BORROWING FUNDS PROVIDED BY NU PARENT. THE POOL PROVIDES A MORE EFFICIENT USE OF THE CASH RESOURCES OF THE SYSTEM, AND REDUCES OUTSIDE SHORT-TERM BORROWINGS. NORTHEAST UTILITIES SERVICE COMPANY (A WHOLLY-OWNED SUBSIDIARY OF NU) ADMINISTERS THE POOL AS AGENT FOR THE MEMBER COMPANIES. BORROWING BASED ON LOANS FROM NU PARENT BEAR INTEREST AT NU PARENT'S COST AND MUST BE REPAID BASED UPON THE TERMS OF NU PARENT'S ORIGINAL BORROWING. AT DECEMBER 31, 1996 AND 1995, HEC HAD APPROXIMATELY $475,000 AND $1.7 MILLION IN BORROWINGS AT 6.3 AND 4.7 PERCENT RESPECTIVELY, FROM THE POOL.

(3) LONG-TERM DEBT

     SOUTHWEST HEC ENTERED INTO A VARIABLE DEBT AGREEMENT WITH ARIZONA PUBLIC SERVICE ("APS") ON DECEMBER 7, 1995. THE NOTE REQUIRES AN INITIAL LOAN OF $100,000 WITH ADDITIONAL ADVANCES TO SOUTHWEST HEC OF $50,000 QUARTERLY, BEGINNING APRIL 1, 1996, UNTIL A MAXIMUM BALANCE OF $250,000 IS REACHED. ON OCTOBER 1, 1996, THE MAXIMUM WAS REACHED. THE INTEREST RATE IS SET ANNUALLY BASED ON THE LONG-TERM INTEREST RATE APS REPORTS ON ITS FERC FORM
     1. THE INTEREST FOR THE 1996 NOTES WAS 7.79%. APS HAS A TEN YEAR OPTION TO CONVERT THE NOTE INTO A 50% OWNERSHIP INTEREST IN SOUTHWEST HEC.

(4)  DEFINED CONTRIBUTION PLAN

     THE COMPANY PARTICIPATES IN NU'S 401(K) PLAN WHICH COVERS SUBSTANTIALLY ALL EMPLOYEES. ELIGIBLE EMPLOYEES MAY CONTRIBUTE UP TO 16% OF THEIR COMPENSATION TO THE PLAN, AND THE COMPANY WILL CONTRIBUTE UP TO 3% OF EACH EMPLOYEES COMPENSATION. EMPLOYEES BECOME VESTED IN CONTRIBUTIONS BY SPECIFIED PERCENTAGES OVER A FIVE YEAR PERIOD.

(5)  LEASES

     THE COMPANY HAS CERTAIN OPERATING LEASES FOR OFFICES AND EQUIPMENT EXPIRING AT VARIOUS DATES THROUGH 1999. DURING 1996 AND 1995, HEC CHARGED APPROXIMATELY $274,000 AND $242,000, RESPECTIVELY, IN OPERATING LEASE RENTAL PAYMENTS TO OPERATING EXPENSE. FUTURE MINIMUM RENTALS PAYABLE FOR OPERATING LEASES ARE AS FOLLOWS:
                    1997                 $ 283,706
                    1998                   245,171
                    1999                   245,171

                    TOTAL                $ 774,048







ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996 and 1995


SCHEDULE XV - STATEMENT OF INCOME


                                                         YEAR ENDED    YEAR ENDED
                                                         DECEMBER 31  DECEMBER 31
ACCOUNT  DESCRIPTION                                        1996          1995
-------------------------------------------------------  -------------------------
         INCOME
457      Services rendered to Associate Companies      $  1,904,520 $   2,531,854
458      Services rendered to Nonassociate Companies     42,111,293    30,889,001
421      Miscellaneous Income/(Loss)                        240,312       209,396
                                                         -----------  ------------
            TOTAL INCOME                                 44,256,125    33,630,251
                                                         ===========  ============
         EXPENSE
904      Reserve for Uncollectible Accounts                  38,500        63,600
920      Salaries and Wages                               3,540,767     3,085,753
921      Office Supplies and Expense                      6,465,966     8,928,617
922      Administrative Expense transferred-credit                0
923      Outside Services Employed                       31,887,030    19,227,545
924      Property Insurance                                  35,113        41,747
925      Injuries and Damages                               116,684       115,897
926      Employee Pensions and Benefits                     341,054       347,701
928      Regulatory Commission Expense
930.1    General Advertising Expense                          2,985         4,890
930.2    Miscellaneous General Expense                       52,516        74,108
931      Rents                                              298,111       254,435
935      Maintenance of Structures and Equipment             31,067        36,691
403      Depreciation and Amortization Expense              415,530       415,798
404      Amortization - Organization Costs                    3,142        14,733
408      Taxes other than Income Taxes                      282,417       250,905
409      Income Taxes                                       245,039       251,333
410      Provision for Deferred Income Taxes                 11,590        24,341
411      Provision for Deferred Income Taxes-Credit           2,389         6,852
411.5    Investment Tax Credit                                    0             0
426.1    Donations                                                0             0
426.5    Other Deductions                                         0             0
427      Interest on Long-term Debt                               0             0
428      Amortize Debt Expenses                                   0             0
430      Interest on Debt to Associate Companies             55,022       116,722
431      Other Interest Expense                              13,634         2,002
                                                         -----------  ------------
            TOTAL EXPENSE                                43,838,556    33,263,670
                                                         -----------  ------------
         NET INCOME/(LOSS)                             $    417,569 $     366,581
                                                         ===========  ============







ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
  ACCOUNT 458


                                           EXCESS
                                             OR         TOTAL
                                         DEFICIENCY     AMOUNT
DESCRIPTION                TOTAL COST      458-4        BILLED
---------------------------------------------------- -------------
ENERGY MANAGEMENT SERVICES                          $  40,276,436
DEMAND SIDE MANAGEMENT SERVICES                           110,723
CONSULTING SERVICES                                     1,724,134
                                                     -------------
                         TOTAL                      $  42,111,293
                                                     =============


INSTRUCTIONS:   Provide a brief description of the services rendered
                to each nonassociate company.

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other engineering and design services.









ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

DEPARTMENTAL ANALYSIS OF SALARIES
   ACCOUNT 920


NAME OF DEPARTEMENT OR                     SALARY         NUMBER OF
SERVICE FUNCTION                           EXPENSE        PERSONNEL
------------------------------------------ ---------------------------
ADMINISTRATION                            $  1,014,942             11

ENGINEERING                                  1,883,513             47

MARKETING                                      642,313             11
                                           ------------   ------------
TOTAL                                     $  3,540,767             69
                                           ============   ============







                                       ANNUAL REPORT OF HEC INC.
                                       AND SUBSIDIARIES
                                       For Twelve Months Ended December 31, 1996
                                                  OUTSIDE SERVICES EMPLOYED
                                              ACCOUNT 923

     From Whom          "A"-Associate                         Description
      Purchased        "NA"-Nonassociate   Amount             of Services
--------------------------------------- --------------------------------------------
SUBCONTRACTOR SERVICES
Ahlstrom Schaeffer            NA            185,093 Electrical Contractor
Anthony Russo                 NA            113,894 Building Contractor
Bain Heating & Piping         NA            926,721 Boiler Replacement Work
Black & McDonald              NA            122,855 Electrical Contractor
B&G                           NA            701,175 Electrical/Lighting Contractor
Candela Systems               NA            449,693 Electrical Contractor
Carrier Corp                  NA            306,924 Mechancial Contractor
CVM Electric                  NA            693,240 Electrical Contractor
Delphi Mechancial             NA            263,239 Mechanical Contractor
Egg Electric                  NA            231,451 Electrical Contractor
Electri-Comm                  NA            297,968 Electrical/Lighting Contractor
HE Sargent                    NA            115,000 Mechanical Contractor
Hi-Amp                        NA          1,061,001 Electrical Contractor
Honeywell Incorporated        NA          1,324,284 EMS Contractor
Johnson Controls              NA          4,249,568 EMS Contractor
Landis &Staefa, Inc           NA          1,569,402 EMS Contractor
Longo Industries              NA            646,723 Mechanical Construction
Morales Electric              NA            148,327 Electrical Contractor
O'Connell Electric            NA            426,809 Electrical Contractor
Panko Electric                NA            174,848 Electrical/Lighting
PEM                           NA            187,616 Electrical Contractor
Rolands                       NA          2,021,503 Electrical Contractor
Sensor Switch                 NA            634,459 Lighting Supplies & Installation
Syracuse Merit Electric       NA            467,000 Electrical/Design Contractor
Temperature System            NA            107,940 Supply and Install Motors
T.M Bier and Associates       NA            532,779 Mechanical Contractor
Vanderlinde Electric          NA            317,621 Lighting Installations
Windsor Electric              NA            271,547 Lighting Retrofit Installations
One Hundred Ten Vendors       NA          1,546,757
                                        ------------
TOTAL SUBCONTRACTORS                   $ 20,095,437
                                        ------------

SUBCONTRACTOR SUPPLIERS

Advance Energy & Lighting     NA            275,448 Building Fixture Supplier
Baldwin-Hall                  NA            338,533 Lighting Supplier
Barbizon Systems              NA            271,899 Lighting Supplier
Dual Lite                     NA            109,194 Lighting Supplier
Folz Electric                 NA            209,706 Lighting Supplier
Graybar Electric              NA            595,241 Electrical Supplier
Kovalsky & Carr Electric      NA            724,702 Electrical Supplier
Lightron                      NA            115,634 Light Fixture Supplier
Patton Wholesale Dist         NA            276,372 Electrical Supplier
Schwing Electric              NA            153,269 Electrical Supplier
Kelly & Hayes                 NA          3,883,646 Electrical/Lighting Supplier
Bulb Man                      NA          1,208,323 Lighting Supplier
Sensorswitch                  NA            634,459 Lighting Supplier
                                        ------------
TOTAL SUBCONTRACTOR SUPPLIERS          $  8,796,426

CONSULTING SERVICES
EEM                           NA          2,522,730 Engineering/Construction Mgment
Eighty Five Vendors           NA            377,342
                                        ------------
TOTAL CONSULTING SERVICES              $  2,900,072
                                        ------------
LEGAL SERVICES
Three Vendors                 NA       $     14,817
                                        ------------
AUDITING SERVICES
Arthur Andersen               NA       $     40,041
                                        ------------
MARKETING AGENTS & CONSULTANTS
Ten Vendors                   NA       $     10,271
                                        ------------
OTHER PROFESSIONAL SERVICES
Five Vendors                  NA       $     29,966
                                        ------------
TOTAL                                  $ 31,887,030
                                        ============







ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account 930,
              "Miscellaneous General Expense," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C Section
              441(b)(2) shall be separately classified.


DESCRIPTION                                                      AMOUNT
-----------------------------------------------------------  --------------
Utilities                                                  $        12,184
Miscellaneous                                                       30,457
Recruiting                                                           9,876
                                                             --------------
TOTAL                                                      $        52,516
                                                             ==============







ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

      RENTS
   ACCOUNT 931



INSTRUCTIONS:     Provide a listing of the amount included in Account 931
                  "Rents," classifying such expenses by major groupings of
                  property, as defined in the account definition of the
                  Uniform System of Accounts.


DESCRIPTION                                                AMOUNT
-----------------------------------------------------  --------------
Office Space                                         $       274,098
Equipment Rental                                              24,013
                                                       --------------
TOTAL                                                $       298,111
                                                       ==============








ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1996

TAXES OTHER THAN INCOME TAXES
   ACCOUNT 408



INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other than Income
                  Taxes.  Separate the analysis into two groups: (1) other than
                  U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
                  Provide a subtotal for each class of tax.


KIND OF TAX                                                               AMOUNT
                                                                        ----------
1) Other than U.S. Government taxes
    City & County Taxes                                                $    3,619
    State Franchise Taxes                                                     503
    State Unemployment Taxes                                               42,043
                                                                        ----------
                  Subtotal                                             $   46,165
                                                                        ----------


2)U.S. Government taxes
    Employer's FICA Tax                                                $  230,093
    Federal Unemployment Taxes                                              6,159
                                                                        ----------
                  Subtotal                                             $  236,252
                                                                        ----------

                                          TOTAL                        $  282,417
                                                                        ==========








                         ANNUAL REPORT OF HEC INC AND SUBSIDIARIES

                           For the Year Ended December 31, 1996

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 13 through 14.








                 ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES
                ORGANIZATION CHART (AS OF DECEMBER 31, 1996)


President - Thomas W. Philbin, Ph.D.

    - Vice President  -  David S. Dayton

    - Vice President - Customer Service  -  H. Donald Burbank, P.E.

    - Vice President - Finance, Treasurer, and Clerk -  Linda Jensen

    - Vice President - Operations  -  James B. Redden, P.E.










         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                      SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                                   HEC INC. AND SUBSIDIARIES
                                   -----------------------------
                                    (Name of Reporting Company)




                               By: /s/ Linda Jensen
                                   -----------------------------
                                    (Signature of Signing Officer)




                                   Linda Jensen, Vice President-
                                    Finance, Treasurer and Clerk
                                   -----------------------------
                                   (Printed Name and Title of
                                     Signing Officer)


                                   Date: April 25, 1997
                                   -----------------------------